EXHIBIT 99.1

SHOPIFY INC.
SECOND AMENDED AND RESTATED STOCK OPTION PLAN

Effective as of: May 27, 2015
(Amended and Restated as of May 30, 2018, as further Amended and Restated as of May 26, 2021)

SHOPIFY INC.
STOCK OPTION PLAN

The purpose of this Plan is to advance the interests of the Corporation and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its Affiliates a performance incentive for continued and improved services with the Corporation and its Affiliates.
ARTICLE 1.
INTERPRETATION
Section 1.1    Definitions
For the purposes of this Plan, the following terms shall have the following meanings:
a.“Active Employment” means, in the case where the Participant is a director, the period during which a Participant performs services as a director and in the case where the Participant is an officer or employee, the period during which the Participant performs work for the Corporation or an Affiliate, and, as applicable, shall be deemed to include any period constituting the minimum notice of termination that is required to be provided to an employee (including an employee who is an officer) pursuant to applicable employment standards legislation (if any), but shall exclude any other period (whether arising under law or through contract) that follows or ought to have followed the end of the minimum statutory notice period;
b.“Active Engagement” means, in the case where the Participant is a Consultant or a member of an advisory board, the period during which the Consultant or member is rendering services to the Corporation or an Affiliate and for certainty, shall exclude any other period that follows the last day on which the Participant renders services for the Corporation or an Affiliate;
c.“Affiliate” or “Affiliated” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);
d.“Authorized Leave” means (i) in respect of an employee of the Corporation or an Affiliate any approved leave of absence (paid or unpaid) for a period of equal to or more than 45 days, and includes any statutory leave, short term or long term disability leave, approved sabbatical or other approved bona fide paid or unpaid leave of absence, but for certainty does not cover any period of vacation, and (ii) in respect of a Consultant to the Corporation or an Affiliate any approved leave of absence for a period of equal to or more than 45 days. For the purpose of the Plan, an employee’s or Consultant’s period of Authorized Leave will end on the earliest of (A) Authorized Leave Return Date, (B) the date of death, (C) the date on which the employee resigns from employment or the Consultant resigns from their engagement, (D) the date on which the employee is terminated for Cause, (E) the date which is the end of the minimum statutory notice period (if any) that follows the date on which the Corporation or Affiliate terminates the employment of an employee without Cause and for certainty, shall exclude any other period that follows or ought to have followed the end of the minimum statutory notice period, and (F) the date on which the Consultant’s services are terminated by the Corporation or an Affiliate, regardless of the reason. Such date referred to in the foregoing clauses (A) through (F), for the purpose of this Plan be deemed to be the last day of Active Employment or Active Engagement, as the case may be;
e.“Authorized Leave Extended Vesting Period” means, with respect to an Authorized Leave for which an Authorized Return Date has occurred the number of calendar quarters, as determined by the Corporation in accordance with its policies in effect, from time to time, equal to the Authorized Leave Suspension Multiple;
f.“Authorized Leave Return Date” means the date that a Participant first returns to Active Employment or Active Engagement, as the case may be, following an Authorized Leave;
g.“Authorized Leave Suspension Multiple” means, where an Authorized Leave ends because of an Authorized Leave Return Date, the quotient (as rounded in accordance with the below) determined by the following formula:
Where A equals the number of calendar days in a period of Authorized Leave, including the first date of an absence that is an Authorized Leave but not including the Authorized Leave Return Date.
It is further provided that, if there is any fractional remainder, the quotient will be rounded up to the nearest whole number (if such fractional remainder equals or exceeds

0.5) or rounded down to the nearest whole number (if such fractional remainder is less than 0.5).
h.“Board” means the board of directors of the Corporation as constituted from time to time;
i.“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Ottawa, Ontario are not authorized or obligated by law to close;
j.“Cause” means, (i) in respect of the termination of an employee employed in Ontario, wilful misconduct, disobedience or wilful neglect of duty that is not trivial and is not condoned by the Corporation or Affiliate, or (ii) in respect of an employee employed in another jurisdiction outside of Ontario, such conduct by the employee which permits the Corporation or Affiliate to terminate the employee without notice, payment in lieu of notice or severance pay whether arising under statute, contract or at law;
k.“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:
i.any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans, or (B) as a result of the conversion of Multiple Voting Shares into Shares;
ii.there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;
iii.the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person or group of persons other than a person or group of persons that was/were an Affiliate or all Affiliates, as applicable, of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;
iv.the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or
v.individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.
l.“Code” has the meaning given to that term in Appendix 1;
m.“Consultant” has the meaning ascribed to that term in National Instrument 45-106 – Prospectus Exemptions;
n.“Corporation” means Shopify Inc. and its respective successors and assigns;
o.“Date of Grant” means the date on which a particular Option is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Option was granted;

p.“Designation” means a designation by the Corporation (or, if applicable, an Affiliate), when, pursuant to applicable tax or other laws, an Option or a Share subject to an Option may or is required to be designated, either as of the Date of Grant or at any other time, according to a particular classification or category in order to achieve tax preferred status for the Corporation (or an Affiliate) or a Participant, and, without limitation, “Designation” includes designation of a Share subject to an Option as a “non-qualified security” as defined in the Income Tax Act (Canada);
q.“Effective Date” has the meaning given to that term in Section 2.5;
r.“Eligible Person” means any director, officer, employee or Consultant of the Corporation or any of its Affiliates;
s.“Exercise Notice” means an election to exercise Options granted to a Participant under this Plan, substantially in the form attached as Exhibit “B” to the Grant Agreement, as may be amended from time to time; provided, however, that an Exercise Notice need not be substantially in the form attached hereto as Exhibit “B” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
t.“Exercise Period” means the period from the Vesting Date to the close of business on the Expiry Date during which a particular Option may be exercised in the manner described in Section 4.1;
u.“Exercise Price” has the meaning given to that term in Section 3.2;
v.“Expire” means, with respect to an Option or Legacy Option, the termination of such Option or Legacy Option, on the occurrence of which such Option or Legacy Option is void, incapable of exercise, and of no value whatsoever; and Expires and Expired have a similar meaning;
w.“Expiry Date” means the date on which an Option Expires;
x.“Fair Market Value” means, on any particular day, the volume weighted average trading price of a Share on the New York Stock Exchange for the five (5) preceding days on which the Shares were traded, or on any other stock exchange as selected by the Board for these purposes. In the event that such Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of such Shares as determined by the Board in its sole and absolute discretion;

y.“Grant Agreement” means an agreement between the Corporation and a Participant under which an Option is granted, substantially in the form attached hereto as Exhibit “A”, as may be amended from time to time; provided, however, that a Grant Agreement need not be substantially in the form attached hereto as Exhibit “A” to the extent necessary to reflect (a) compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant, and/or (b) the elimination of a previous, or the addition of a new, Designation pursuant to applicable laws;
z.“Incapacity” has the meaning given to that term in Section 4.3(c);
aa.“Incumbent Board” has the meaning given to that term in Section 1.1(h);
bb.    “Insider” means a “reporting insider” of the Corporation as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such “reporting insider”;
cc.    “Legacy Option” means an option to purchase a newly issued Multiple Voting Share that is granted pursuant to the terms of the Legacy Option Plan;
dd.     “Legacy Option Plan” means the Corporation’s Fourth Amended and Restated Incentive Stock Option Plan, as may be amended from time to time;
ee.     “Long-Term Incentive Plan” means the Corporation’s long-term incentive plan, effective upon the Effective Date, as may be amended from time to time;
ff.     “Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;
gg.     “Option” means an option to purchase a newly issued Share that is granted to an Eligible Person pursuant to the terms of this Plan, including the Grant Agreement;
hh.     “Outside Vesting Date” means the date in respect of an Option that is thirty (30) days before the earlier of (i) the Expiry Date; and (ii) the date referred to in Section 4.2(a)(i);
ii.     “Participant” means an Eligible Person to whom an Option has been granted;
jj.    “Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof;

kk.     “Plan” means this Stock Option Plan, as may be amended from time to time;
ll.     “Share” means a Class A subordinate voting share in the capital of the Corporation;
mm.     “Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of securities of the Corporation from treasury, including without limitation a Share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, but does not include any such arrangement which does not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation;
nn.     “Shareholders” means holders of Shares or Multiple Voting Shares;
oo.     “Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;
pp.     “Surrender” has the meaning given to that term in Section 4.1(c);
qq.     “Surrender Notice” has the meaning given to that term in Section 4.1(c);
rr.     “Termination Date” has the meaning given to that term in Section 4.3(c);
ss.     “TSX” means the Toronto Stock Exchange; and
tt    “Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Options (as described in Section 3.3(a)) or as deemed to be a vesting date as contemplated in Section 3.3(b), on and after which a particular Option, or any part thereof, may be exercised, subject to amendment or acceleration from time to time in accordance with the terms hereof or the terms of the Grant Agreement.
Section 1.2     Interpretation
a.Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.
b.In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.

c.Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to United States currency.
d.As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.
e.The words “including” and “includes” mean “including (or includes) without limitation”.
ARTICLE 2
GENERAL PROVISIONS

Section 2.1     Administration
a.The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.
b.Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period and conditions, and Designations, if any, of such grants; (iii) to interpret this Plan and all agreements entered into hereunder; (iv) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (v) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Corporation or Affiliate, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.
c.Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee thereof. In such circumstances, all references to the Board in this plan include reference to such committee, except as otherwise determined by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion.
d.No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination.

e.The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction, including without limitation Sections 422 and 409A of the Code (with respect to Participants who are subject to taxation in the United States).
f.The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan.
Section 2.2     Shares Reserved
a.Subject to Section 2.2(c), the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.
b.The maximum number of Shares reserved for issuance, in the aggregate, under this Plan and the Long-Term Incentive Plan as of the Effective Date is equal to 25,082,619. The number of Shares available for issuance, in the aggregate, under this Plan and the Long-Term Incentive Plan will be automatically, and without any further action on the part of the Board or the Shareholders, increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the maximum number of Shares reserved for issuance under this Plan and the Long-Term Incentive Plan for such fiscal year or that any increase in the Share reserve for such year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence. If an Option Expires, is forfeited, or is cancelled for any reason, the Shares subject to that Option shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange. If a Legacy Option Expires, is forfeited, or is cancelled for any reason, then a number of Shares equal to the number of Multiple Voting Shares subject to that Option shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange. In addition, to the extent that any Shares become re-available for grants pursuant to the terms of the Long-Term Incentive Plan, such Shares shall automatically become available to be made the subject of grants under this Plan.
c.If there is a change in the outstanding Shares by reason of any stock dividend or split, or in connection with a reclassification, reorganization or other change of Shares, consolidation, distribution (other than an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), merger or amalgamation or similar corporate transaction, the Board shall make, subject to any required approval of the Stock Exchange, the appropriate substitution or adjustment in order to maintain the Participants’ economic rights in respect of their Options in connection with such change, including without limitation:
i.adjustments to the Exercise Price without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option,
ii.adjustments to the number of Shares to which a Participant is entitled upon exercise of an Option,
iii.adjustments permitting the immediate exercise of any outstanding Options that are not otherwise exercisable, or
iv.adjustments to the number or kind of Shares or other securities reserved for issuance pursuant to the Plan and to the number or kind of Shares or other securities or other property issuable upon the exercise of Options.
Section 2.3     Amendment and Termination
a.The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Option granted under the Plan and any Grant Agreement relating thereto, provided that such suspension, termination, amendment, or revision shall:
i.not adversely alter or impair any Option previously granted except as permitted by the terms of this Plan;
ii.be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and
iii.be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.
b.If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Options will continue in effect as long as any such Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.
c.Subject to Section 2.3(a), the Board may from time to time, in its discretion and without the approval of Shareholders or Participants, make changes to the Plan or any Option that do not require the approval of Shareholders under Section 2.3(d), which may include but are not limited to:
i.any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;
ii.a change to the vesting provisions of the Plan or any Option;
iii.a change to the provisions governing assignability and the effect of termination of a Participant’s employment, contract or office;
iv.the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
v.a change to advance the date on which any Option may be exercised under the Plan;
vi.a change to the definition of Eligible Persons;
vii.a change to a Designation;
viii.the addition of a deferred or performance share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation; and
ix.an amendment of the Plan or an Option as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, an Affiliate, the Plan, the Participants or the Shareholders.
d.Shareholder approval is required for the following amendments to the Plan:

i.any increase in the maximum number of Shares that may be issuable from treasury pursuant to Options granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.2(c);
ii.any reduction in the Exercise Price of an Option benefitting an Insider after the Option has been granted or any cancellation of such Option and the substitution of that Option with a new Option benefitting an Insider with a reduced Exercise Price, except in the case of an adjustment pursuant to Section 2.2(c);
iii.any extension of the maximum Expiry Date of an Option benefitting an Insider, except in case of an extension due to a black-out period;
iv.any amendment to remove or to exceed the limits with respect to Insiders set out in Section 2.14; and
v.any amendment to Section 2.3(c) and this Section 2.3(d).
Section 2.4     Compliance with Legislation
a.The administration of the Plan (including any amendments thereto), the terms of the grant of any Option under the Plan, the grant and exercise of any Option, and the Corporation’s obligation to sell and deliver Shares upon the exercise of any Option, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals.
b.The Corporation shall have no obligation to grant any Options or issue Shares where such grant or issuance would require registration or qualification of the Plan or of Options or Shares under the securities laws of any foreign jurisdiction (other than the United States), or require the Corporation to continue in effect any such registrations or qualifications if made (other than in the United States). If the Corporation determines that it is unable to, or that it is impracticable for it to, so register or qualify the Plan, the Options or the Shares, as applicable, under the securities laws of any foreign jurisdiction (other than the United States), or that there is no available exemption from any such registration or qualification requirements in such foreign jurisdiction, then the Board may, in its sole and absolute discretion, void any purported grant of any Option or purported issuance of any

Shares made to a person in such foreign jurisdiction or that is subject to the securities laws of such foreign jurisdiction
c.The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.
d.If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.
Section 2.5     Effective Date
The Plan was initially made effective on May 27, 2015, being the date of the closing of the initial public offering of the Shares. The amendment and restatement of the Plan will be effective on the date (the “Effective Date”) upon which this Plan is approved by:
a.the Stock Exchange; and
b.the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares and Multiple Voting Shares entitled to vote, voting together as a single class, and represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve this Plan.
Section 2.6     Tax Withholdings and Deductions
a.Notwithstanding any other provision contained herein, the exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes. In addition, the Corporation or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with all applicable withholding tax or other source deduction liabilities relating to the exercise of such Options.
b.It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Corporation nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or its Affiliates or which the Corporation or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
Section 2. 7     Non-Transferability
Except as set forth herein, Options are not transferable. Options may be exercised only by:
i.the Participant to whom the Options were granted;
ii.upon the Participant’s death, by the legal representative of the Participant’s estate or other duly authorized legal representative; or
iii.upon the Participant’s Incapacity, the legal representative having authority to deal with the property of the Participant;
provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option. A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.
Section 2.8     Participation in this Plan
a.No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has Expired pursuant to the terms of this Plan), and the granting of any Option does not and is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Plan or in any Option granted under this Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment, engagement or termination of any such person.
b.No Participant or Participant’s legal representative has any rights or privileges as a shareholder in respect of Options or Shares that are issuable upon the exercise of an Option pursuant to the terms of this Plan until an Option has been duly exercised and Shares have been issued in respect thereof to such Participant or Participant’s legal representative.
c.The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Option or transactions in the Shares. With respect to any fluctuations in the market price of Shares, neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Options will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation does not assume responsibility for the income or other tax consequences resulting to the Participant as a result of the Participant’s participation in the Plan, and they are advised to consult with their own tax advisors.
d.Participation in the Plan or the grant of Options on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Options on the same basis, or at all, in any future year. No Participant will have a claim for compensation or damages in lieu of not receiving a grant of Options.
e.The terms of the Plan do not entitle the Eligible Person to the exercise of any discretion in his or her favour.
f.No Eligible Person has any right to compensation or damages for any loss in relation to the Plan, including any loss in relation to:
i.the circumstances described in Section 2.8(c) above;
ii.any loss or reduction of rights or expectations under the Plan in any circumstances (including any termination of employment or engagement);

iii.any exercise of a discretion or decision taken in relation to Options or to the Plan, or any failure to exercise a discretion or take a decision; or
iv.the operation, suspension, termination or amendment of the Plan.
Section 2.9     Notice
Any notice required to be given pursuant to the Plan or relating to the Options, including the exercise thereof, must be in writing. All notices to the Corporation or any Affiliate must be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation and will be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email, or through the online platform provided by the Corporation’s equity plan manager, when the notice is sent. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.
Section 2.10     Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares or Multiple Voting Shares, repurchasing Shares or Multiple Voting Shares or varying or amending its share capital or corporate structure.
Section 2.11     Quotation of Shares
So long as the Shares are listed on a Stock Exchange, the Corporation must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the exercise of all Options granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.
Section 2.12     No Fractional Shares
No fractional Shares shall be issued upon the exercise of any Option granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.
Section 2.13     Governing Law
The Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 2.14     Limits with Respect to Insiders
a.The maximum number of Shares and Multiple Voting Shares issuable to Insiders at any time pursuant to the exercise of Options granted under this Plan, options granted under the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
b.The maximum number of Shares and Multiple Voting Shares issued to Insiders within any one year period pursuant to the exercise of Options granted under this Plan, options granted under the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
c.Any Option granted to a Participant pursuant to the Plan, or securities issued to a Participant under the Legacy Option Plan and any other Share Compensation Arrangement, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.14(a) and Section 2.14(b) above.
ARTICLE 3
OPTIONS
Section 3.1     Grant
a.Subject to the provisions of this Plan, the Board may grant Options to any Eligible Person upon the terms, conditions and limitations set forth herein or such other terms, conditions and limitations as the Board may determine and set forth in the Grant Agreement; provided that no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange is granted until the time that such grant has been approved by the Shareholders.
b.An Option shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.

c.The grant of an Option to, or the exercise of an Option by, a Participant under the Plan shall neither entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Options.
d.A Grant Agreement may provide, or the grant of an Option may otherwise be accompanied by, a Designation to the extent required by applicable law or deemed prudent or advisable by the Corporation, it is sole discretion.
Section 3.2     Exercise Price
An Option may be exercised at a price that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Fair Market Value of the Shares on the Date of Grant (the “Exercise Price”). The Exercise Price shall be subject to adjustment in accordance with the provisions of Section 2.2(c) hereof.
Section 3.3    Vesting
a.Subject to Sections 3.3(b) through (d) below, all Options granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Options. The Board has the right to accelerate the date upon which any Option becomes exercisable notwithstanding the vesting schedule set forth for such Option, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.
b.Notwithstanding any other provision of the Plan, unless otherwise approved by the Board or required by applicable legislation, the vesting of any Options granted hereunder shall be suspended with effect from the first day of the absence that constitutes an Authorized Leave. Upon a Participant’s Authorized Leave Return Date, (i) the vesting of such Options shall recommence on the first Vesting Date that follows the end of the Authorized Leave Extended Vesting Period; provided, however, that if there are no scheduled Vesting Dates for the Grant Agreement following the end of the Authorized Leave Extended Vesting Period, vesting shall recommence on the Corporation’s first scheduled Vesting Date that occurs after the end of the Authorized Leave Extended Vesting Period, and (ii) the overall vesting period of such Options shall continue and be extended by a period equal to the Authorized Leave Extended Vesting Period, provided that vesting will not extend past the Outside Vesting Date. During that portion of the overall vesting period of such Options that is extended by a period equal to the Authorized Leave Extended Vesting Period, vesting will occur at the same frequency and at the same percentage as reflected in the Grant Agreement, provided that vesting will not extend past the Outside Vesting Date.

c.Notwithstanding Section 3.3(b), upon a Participant’s (who is an employee) Authorized Leave Return Date in respect of an Authorized Leave that was a statutory leave or a disability leave, the percentage of Options that vest on each Vesting Date that follows the end of the Authorized Leave Extended Vesting Period shall be accelerated to twice the percentage as provided for in the Participant’s Grant Agreement, provided that (x) the acceleration of vesting shall cease when and if the Participant holds vested Options in accordance with the original schedule of Vesting Dates provided for in the Participant’s Grant Agreement (that is, as of the first date that the Participant’s vested Options equal or exceed the Options that would have vested had the Authorized Leave not occurred), and (y) the foregoing acceleration shall not apply if, on the first Vesting Date that follows the end of the Authorized Leave Extended Vesting Period, the number of Options that vest on such date in the absence of acceleration equals or exceeds the Options that would have vested on such date had the Authorized Leave not occurred, and provided further that, in each case, vesting will not extend past the Outside Vesting Date.
d.For certainty, the treatment of Options upon return from Authorized Leave as described in this Section 3.3 including the acceleration provided for herein (if applicable) or the extension of the overall vesting period of such Options by a period equal to an Authorized Leave Extended Vesting Period may not be sufficient to allow for full vesting of all Options granted under a Participant’s Grant Agreement, and for certainty, nothing contained herein shall limit the ability of the Corporation or an Affiliate to terminate the employment or engagement of a Participant during the period of Authorized Leave or limit the effect of Section 4.3 of the Plan upon the termination of any Participant’s employment or engagement. For certainty, unless otherwise approved by the Board or in the case of an employee, required by employment standards legislation no additional grant of Options will be made to an employee or Consultant while they are on an Authorized Leave and no employee or Consultant will have any claim for compensation or damages in lieu of not having received an additional grant.
ARTICLE 4
EXERCISE & EXPIRY

Section 4.1     Conditions of Exercise
a.Vested Options may only be exercised during the Exercise Period by the Participant or upon the Participant’s death or Incapacity, his or her legal representative (provided that such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise such vested Options). Subject to the restrictions set out in this Plan and to any alternative exercise procedure which may be established from time to time by the Board, Options to acquire Shares may be exercised by delivering to the Corporation an Exercise Notice, together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and, if required by Section 2.6, the amount necessary to satisfy any source deductions or withholding taxes and any applicable settlement fees.
b.Pursuant to the Exercise Notice, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice. The Participant shall also comply with Section 2.6 of this Plan with regards to any applicable withholding tax and any applicable settlement fees, and shall comply with all such other procedures and policies as the Corporation may prescribe or determine to be necessary or advisable from time to time in connection with such “cashless exercise.”
c.In addition, in lieu of exercising any vested Option in the manner elsewhere described in this Article 4, and pursuant to the terms of this Section 4.1(c), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Secretary of the Corporation, substantially in the form of Exhibit “C” hereto (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, after deduction of any income tax and other amounts required by law to be withheld pursuant to Section 2.6 and any applicable settlement fees:
X = Y * (A-B) / A
Where:
X = the number of Shares to be issued to the Participant
Y = the number of Shares underlying the Options to be Surrendered
A = the Fair Market Value of the Shares as at the date of the Surrender
B = the Exercise Price of such Options

provided, however, that a Surrender Notice need not be substantially in the form attached hereto as Exhibit “C” hereto to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant.
d.Where Shares are to be issued to the Participant pursuant to the terms of this Section 4.1, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised only in accordance with the terms of Section 4.1(a), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.
Section 4.2     Exercise Period
a.The Exercise Period shall be determined by the Board in its sole and absolute discretion at the time the Option is granted, and unless otherwise provided in the Participant’s Grant Agreement:
i.each Option shall Expire ten (10) years after the Date of Grant;
ii.the Exercise Period shall be automatically reduced or the Expiry Date postponed in accordance with this Article 4 upon the occurrence of any of the events referred to therein; and
iii.no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange shall be exercisable until the time that such Option has been approved by the Shareholders.
b.Notwithstanding any other provision of the Plan, if the Expiry Date of an Option falls on a date upon which such Participant is prohibited from exercising such Option due to a black-out period or other trading restriction imposed by the Corporation, then the Expiry Date of such Option shall be automatically extended to the tenth (10th) Business Day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed; provided, however, that notwithstanding the foregoing, the Expiry Date of an Option shall in no case extend beyond the tenth (10th) anniversary of the date on which it is granted.
Section 4.3     Termination
a.Subject to Section 4.2, and unless otherwise provided in the Participant’s Grant Agreement or approved by the Board in its sole discretion:

i.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s retirement with the concurrence of the Board, any Options granted to such Participant and vested as of the Termination Date (as defined below) shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options;
ii.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s death or Incapacity, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (i) one year following the date of death or the Termination Date of the Participant as a result of Incapacity, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options;
iii.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s termination for Cause, then, as of the Termination Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in lieu of further vesting of for not having received a further grant of Options;
iv.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options;
v.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s dismissal without Cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the

Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire (for certainty, without regard to any period of non-statutory reasonable notice that the Corporation or an Affiliate may be required at law to provide to the Participant) and such Participant shall no longer be eligible for a grant of Options or compensation or damages in lieu of further vesting or for not having received a further grant of Options;
vi.where, in the case of a Consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) non-renewal or expiration of the Participant’s consulting agreement in accordance with its terms; (ii) termination by the Corporation or an Affiliate for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (iii) voluntary termination by the Participant, then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days from the Termination Date; and (B) the date on which the particular Options expire in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options or compensation or damages in lieu of further vesting or for not having received a further grant of Options;
vii.where, in the case of a Consultant, the Participant’s consulting agreement or arrangement terminates by reason of the death or Incapacity of the Participant, then any Options held by the Participant that are exercisable at the date of the death or Incapacity of the Participant continue to be exercisable by the Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (A) the date that is one year from the date of the death or Incapacity of the Participant; and (B) the date on which the particular Options expire in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options;
viii.where, in the case of a Consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an Affiliate for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then, as of the Termination

Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in lieu of further vesting of for not having received a further grant of Options;
ix.if, at any time, a Participant ceases to be a director or member of an advisory board of the Corporation or an Affiliate (and is not or does not continue as an employee or Consultant of the Corporation or an Affiliate) for a reason other than the death or Incapacity of the Participant, the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, the unvested Options granted to such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in lieu of further vesting of for not having received a further grant of Options;
x.if, at any time, a Participant ceases to be a director or member of an advisory board of the Corporation or a subsidiary (and is not or does not continue as an employee of the Corporation or a subsidiary) as a result of the Participant’s death or Incapacity, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (i) the date that is one year from the date of the death or Incapacity of the Participant; and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, the unvested Options granted to such Participant shall expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in lieu of further vesting of for not having received a further grant of Options; and
xi.for greater certainty, in the event a Participant changes his or her status with the Corporation (or any of its Affiliates) but who, despite such change, remains an Eligible Person, any unvested Options granted to such Participant shall not expire but shall continue vesting in accordance with their terms, and Section 4.3(a)(i) through (x) will, as applicable, apply to such Participant according to the status such Participant held when the Participant ceases to be an Eligible Person.
b.Notwithstanding any other provisions of this Section 4.3, the Board may in its absolute and sole discretion, extend the period during which vested and unvested Options of a Participant who ceases to be an employee, Consultant, officer or director of the

Corporation or an Affiliate may be exercised (beyond the dates set out above), provided that such period is not later than the initial assigned maximum expiry date of any such Option.
c.For purposes of the foregoing:
“Incapacity” means the permanent and total incapacity of a Participant as determined by a licensed physician; and
“Termination Date” means the date on which a Participant ceases to be an Eligible Person as a result of termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, resignation or termination with Cause, without Cause or as a result of Incapacity. For purposes of this definition and the Plan, a Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated on the last day of the Participant’s Active Employment or Active Engagement with the Corporation or an Affiliate as the case may be, whether such day is selected by agreement with the Participant, or unilaterally by the Participant or the Corporation or Affiliate, and whether with or without advance notice to the Participant.
Section 4.4     Change of Control
a.Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.
b.Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Corporation shall give written notice of the proposed Change of Control to the Option holders, together with a description of the effect of such Change of Control on outstanding Options, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.
c.The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Options to provide that, notwithstanding the vesting provisions of such Options or any Grant Agreement, such designated outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the Change of Control provided that the Board shall not, in any case, authorize the exercise of Options pursuant to this Section 4.4(c) beyond the expiry date of the Options. If the Board elects to accelerate the vesting and/or the expiry date of the Options, then if any of such Options are not exercised within seven (7) days after the Option holders are given the notice contemplated in Section 4.4(b) (or such later expiry date as the Board may prescribe), such unexercised Options shall, unless the Board otherwise determines, terminate and expire following the completion of the proposed Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting and the expiry date of the Options shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.
d.To the extent that the Change of Control would also result in a capital reorganization, arrangement, amalgamation or reclassification of the share capital of the Corporation and the Board does not accelerate the vesting and/or the expiry date of Options pursuant to Section 4.4(c), the Corporation shall make adequate provisions to ensure that, upon completion of the proposed Change of Control, the number and kind of shares subject to outstanding Options and/or the Exercise Price per share of Options shall be appropriately adjusted (including by substituting the Options for options to acquire securities in any successor entity to the Corporation) in such manner as the Board considers equitable to prevent substantial dilution or enlargement of the rights granted to Option holders in a manner that ensures the tax-free exchange of the Options under applicable tax laws, where such laws provide for tax-free exchanges of Options. The Board may make changes to the terms of the Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of any stock exchange on which any securities of the Corporation may be listed, provided that the value of previously granted Options and the rights of Option holders are not materially adversely affected by any such changes.
e.Notwithstanding anything else to the contrary herein, in the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Options (including, for greater certainty, to cause the vesting of all unvested Options) to assist the Participants to tender into a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to permit Participants to conditionally exercise their Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 4.4(e) is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 4.4(e) or the definition of “Change of Control”: (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Options shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to exercise of options which vested pursuant to this Section 4.4 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Options which vested pursuant to this Section 4.4 shall be reinstated.
ARTICLE 5
BOARD APPROVAL
Section 5.1    Adoption
This Plan was initially adopted by the Board on May 5, 2015, amended and restated by the Board on April 18, 2018 and as further amended and restated by the Board on April 13, 2021.

APPENDIX 1
US RESIDENT EMPLOYEES

The terms of the Plan are hereby modified with respect to those Participants who are U.S. Participants:
SPECIAL APPENDIX
to the
Shopify Inc.
Stock Option Plan

Special Provisions Applicable to Participants Subject to
the United States Internal Revenue Code

This Appendix sets forth special provisions of the Shopify Inc. Stock Option Plan (the “Plan”) that apply to U.S. Participants. All Options issued under the Plan to U.S. Participants are intended to comply with or be exempt from Section 409A of the Code, or any successor thereto, and all provisions hereunder shall be read, interpreted, and applied with that purpose in mind. Terms used herein that are defined in the Plan shall have the meanings set forth in the Plan, as amended from time to time.
1.Interpretation
a.For the purposes of this Appendix, the following terms have the following meanings:
i.“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;
ii.“Incentive Stock Option” means any Option granted under the Plan which is designated in the Grant Agreement (at the time it is granted) as an incentive stock option within the meaning of Section 422 of the Code or any successor thereto and satisfies the requirements of such section;
iii.“Non-Qualified Option” means any Option granted under the Plan to a U.S. Participant which is not an Incentive Stock Option;
iv.“Ten Percent Shareholder” means a U.S. Participant who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the

Corporation or any subsidiary of the Corporation, as applicable (determined in accordance with Section 422 of the Code);
v.“Separation From Service” shall have the meaning as set forth in United States Treasury Regulation Section 1.409A-1(h) (after giving effect to the presumptions contained therein); and
vi.“U.S. Participant” shall have the meaning set forth in Section 2(a), below.
b.The Plan and this Appendix are complementary to each other and shall, with respect to Options granted to U.S. Participants, be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall prevail with respect to Options granted to U.S. Participants. Options may be granted under this Appendix either as Incentive Stock Options or as Non-Qualified Options, subject to any applicable restrictions or limitations as provided under applicable law.
2.Application
a.The following special rules and limitations are applicable to Options issued under the Plan to Participants subject to taxation in the United States (referred to hereunder as “U.S. Participants”) at the time of grant.
b.Incentive Stock Options may be granted with respect to a maximum of 2,500,000 Shares.
c.To the extent that the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the U.S. Participant under all Share Compensation Arrangements of the Corporation and/or its Affiliates (if applicable) exceeds US$100,000 during any calendar year, the Options or portions thereof that exceed such limit (according to the order in which they are granted) shall be treated as Non-Qualified Options in accordance with Section 422(d) of the Code or any successor thereto, notwithstanding any contrary provision of the Plan and/or Grant Agreement.
d.No U.S. Participant shall be permitted to defer the recognition of income beyond the exercise date of a Non-Qualified Option or beyond the date that the Shares received upon the exercise of an Incentive Stock Option are sold.
e.Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Affiliate of the Corporation shall have any obligation to pay, indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties. None of the Corporation nor any Affiliate of the Corporation makes any representation regarding the tax treatment of any award under the Plan, including, with limitation, Sections 422 and 409A. None of the Corporation nor any Affiliate of the Corporation nor any person acting on behalf of them, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an award hereunder to satisfy the requirements of Section 409A.
f.The Corporation and its Affiliates, if applicable, shall withhold taxes according to the requirements of applicable laws, rules, and regulations, including the withholding of taxes at source to satisfy any applicable federal, provincial, state, or local tax withholding obligation and employment taxes.
g.Each recipient of an Option hereunder who is or who becomes a U.S. Participant is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local and other tax laws of the receipt and/or exercise of an Option hereunder.
h.Without derogating from the powers and authorities of the Board detailed in the Plan, and unless specifically required under applicable law, the Board shall also have the sole and full discretion and authority to administer the provisions of this Appendix and all actions related thereto including, in addition to any powers and authorities specified in the Plan, the performance, from time to time and at any time, of either or both of the following:
i.deciding whether to issue Options as Incentive Stock Options or as Non-Qualified Options; and
ii.adopting standard forms of Grant Agreements to be applied with respect to U.S. Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Appendix, and amending or modifying the terms of such standard forms from time to time.
3.Exercise Price
The Exercise Price of each Option granted under the Plan to a U.S. Participant shall not be less than the Fair Market Value of a Share on the date such Option is granted. Notwithstanding any other provision of the Plan, in determining the Fair Market Value of a Share under the Plan in connection with the grant of an Option to a U.S. Participant, the Board will make the determination of Fair Market Value in good faith consistent with the rules of Sections 422 and 409A of the Code and the rules of the TSX, to the extent applicable.
4.Expiry of Option/Trading Blackouts
Notwithstanding any other provision of the Plan and any provisions of the Grant Agreement to the contrary, Options granted to U.S. Participants may not be exercised under any circumstance following the ten (10) year anniversary of the date of grant.
5.Disqualifying Disposition
Without limiting the generality of the foregoing, if a U.S. Participant sells or otherwise disposes of any of the Shares acquired pursuant to an Incentive Stock Option on or before the later of (x) the date two years after the date the Option is granted, or (y) the date one year after the transfer of such Shares to the U.S. Participant upon exercise of the Incentive Stock Option, the U.S. Participant shall notify the Corporation in writing within 30 days after the date of any such disposition (“Disqualifying Disposition”) and shall remit to the Corporation or its Affiliate, as applicable, the amount of any applicable federal, state, provincial and local withholding and employment taxes which the Corporation is required to collect (if any).
6.Adjustments to Options
In the event of a corporate transaction requiring the adjustment of an Option held by a U.S. Participant, the number of Shares deliverable on the exercise of an Option held by a U.S. Participant and the Exercise Price of an Option held by a U.S. Participant shall be adjusted in a manner intended to keep the Options exempt from Section 409A, and to comply with Section 422, if applicable in the case of an Incentive Stock Option.
7.Amendment of Appendix
The Board shall retain the power and authority to amend or modify this Appendix and any Option issued hereunder to the extent the Board in its sole discretion deems necessary or advisable to comply with law or regulation, including to (a) comply with any guidance issued under Sections 409A and 422, and (b) preserve the intended tax treatment of any awards hereunder. Such amendments may be made without the approval of any U.S. Participant.
8.Ten Percent Shareholders
a.If any U.S. Participant to whom an Incentive Stock Option is to be granted under this Plan is, at the time of the grant of such Option, a Ten Percent Shareholder, then the following special provisions shall apply:

i.the per share price at which Shares may be purchased upon the exercise of an Incentive Stock Option shall be no less 110% of the Fair Market Value of a Share at such time as the Option is granted (as determined under the applicable provisions of the Code), and
ii.the maximum term of the Option shall not exceed five (5) years from the date the Option is granted.
b.Subject to the provisions of this Section 8 regarding Ten Percent Shareholders, no Incentive Stock Option may be granted hereunder to a U.S. Participant following the expiry of ten (10) years after the date on which this Plan is adopted by the Board.

SCHEDULE “A”

SHOPIFY INC.
STOCK OPTION GRANT AGREEMENT

This agreement (the “Grant Agreement”) evidences the Options granted by Shopify Inc. (the “Corporation”) to the undersigned (the “Participant”), pursuant to and subject to the terms of the Shopify Inc. Stock Option Plan (the “Plan”), which is incorporated herein by reference. The Schedules attached to this Stock Option Grant Agreement shall form an integral part of this Stock Option Grant Agreement.
The Corporation hereby grants to the Participant on the Date of Grant such number of Options as set forth in the attached Schedule “A”, as may be amended from time to time, with each Option representing the right to purchase, on the terms provided herein and in the Plan (including, without limitations, the applicable exercise provisions), a Share with an Exercise Price per Share as set forth in the attached Schedule “A”, as may be amended from time to time, in each case subject to adjustment in accordance with the provisions of the Plan.
ARTICLE 1
INTERPRETATION

a.Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.
b.Words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.
c.Unless otherwise specified herein, all references to money amounts are to United States currency.
d.The words “including” and “includes” mean “including (or includes) without limitation”
ARTICLE 2
VESTING
Section 2.1     Options
Unless earlier terminated, relinquished or expired, Options granted pursuant to this Grant Agreement shall vest in accordance with the provisions set forth in the attached Schedule “A”, as may be amended from time to time.

ARTICLE 3
GENERAL PROVISIONS

Section 3.1     Participation in the Plan
No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Grant Agreement or the Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment or termination of any such person. Upon any such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options. Complete details of such restrictions are set out in the Plan, and in particular in Article 4 thereof (except to the extent that such provisions are varied in accordance with Schedule “A” hereto). The Participant hereby agrees that any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant.
Section 3.2    Binding Agreement
The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Grant Agreement) and this Grant Agreement. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.
Section 3.3    Taxes and Fees
a.The exercise of each Option is subject to the condition that if at any time the Corporation or its Affiliates determine, in their discretion, that the satisfaction of withholding tax or other withholding liabilities and any applicable settlement fees is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation.
b.It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Corporation nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or its Affiliates which the Corporation or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
Section 3.4    Acknowledgement of Participant
By voluntarily accepting and executing this Grant Agreement, the Participant represents that:
a.the Participant has not been induced to participate in the Plan by expectation of continued employment or engagement, as applicable, with the Corporation or its Affiliates;
b.the Participant has received or has had the opportunity to receive independent legal advice in connection with the terms of the Plan and this Grant Agreement (including the consequences of the Participant’s cessation of employment or engagement as the case may be, and the consequences of the Participant taking an Authorized Leave, if applicable);
c.the grant of Options does not create the right or expectation for any additional grants of Options under the Plan, even if the Participant has been repeatedly awarded grants of Options;
d.the Participant understands that there is no promise of a particular monetary value associated with the vesting of such Options;
e.Options do not form an integral part of the Participant’s compensation from employment or engagement, as applicable, and will not be counted for any purpose including relating to the calculation of any overtime, severance, bonuses or retirement income;
f.in the event the Participant is not an employee, the grant of Options will not be interpreted to create an employment relationship with the Corporation or an Affiliate;
g.the Participant has received a copy of the Plan and warrants that the terms of the Plan and this Grant Agreement are fair and reasonable and will not make a claim to the contrary; and
h.the Participant has read the terms of the Plan and this Grant Agreement and agrees to the terms and conditions of the Plan and this Grant Agreement.

Section 3.5     Understanding the Consequences arising from an Authorized Leave and/or Termination of Employment/ Engagement or Change of Status
For absolute certainty, by accepting and executing this Grant Agreement, the Participant specifically acknowledges that the Participant has read and understood the terms set out in Section 3.3 and Section 4.3 of the Plan and the associated definitions contained in the Plan and will not make any claim for vesting of Options or damages or compensation in lieu thereof in respect of the period that follows the Termination Date or the Expiry Date, as the case may be. The Participant also understands that should they be permitted to change status from full time to part time service such may impact the treatment of the Options granted hereunder.
Section 3.6     Shareholder Rights
A Participant shall have no rights whatsoever as a shareholder in respect of any of the Options.
Section 3.7     Transfer of Options
The Options granted pursuant to this Grant Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
Section 3.8     Notice
Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.
Section 3.9    Governing Law
This Grant Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 3.10    French Language
The parties agree that this Grant Agreement as well as all documents relating thereto be drawn up in the English language only. Les parties conviennent que la présente convention de subvention ainsi que tous les documents relatifs sont rédigés en anglais uniquement.
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By acceptance of these Options, the undersigned acknowledges receipt of the Plan text and agrees hereby to be subject and bound to the terms of the Plan. The undersigned further acknowledges and agrees that the Participant’s abovementioned participation is voluntary and has not been induced by expectation of engagement, appointment, employment, continued engagement or continued employment, as the case may be.
Accepted and agreed to this ____ day of ____________, ________ .

Corporation	SHOPIFY INC.

By:
Name: Title:

Participant
Signature of Option Holder

Name of Option Holder (Please Print)

Address:

EXHIBIT “A”
OPTION GRANT

Participant:	[•]
Number of Options	[•]
Exercise Price:	[•]
Date of Grant:	[•]
Vesting Schedule	[•]
Expiry Date1	[•]
Type of Option2	[Incentive Stock Option/Non-Qualified Option]

1 Include here any provisions with respect to the expiry of vested/unvested options that would depart from Section 4.3 of the Plan (i.e., the impact of certain events on the vesting/exercise period, including termination for cause, voluntary resignation, termination other than for cause, termination upon a change of control, and retirement, death or disability).
2 Add for (1) U.S. Participants and (2) Canadian Participants if the proposed Income Tax Act (Canada) employee stock option taxation proposals of November 30, 2020 come into force.

EXHIBIT “B”
ELECTION TO EXERCISE STOCK OPTIONS

TO:    SHOPIFY INC. (the “Corporation”) or an Agent of the Corporation
I, ______________________, wish to exercise the following Employee Stock Options (or any part thereof) as outlined in the table below. The price of these options was set at the indicated grant price(s) also denoted in the table and exercised according to my Stock Option Agreement(s).
By completion of this request, if my options are for Class B shares, I hereby authorize the conversion of the Class B shares to be sold into Class A shares of Shopify Inc.
Upon the sale of the ______ Class A shares (or Class B shares) (or any part thereof), I direct payment be made to Shopify Inc.. The aggregate amount that will be paid to Shopify Inc. will be $_______ USD (or CAD) (___ Class A shares x the grant price(s)).
I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of ____________________, _______.

Signature of Option Holder

Name of Option Holder (Please Print)

EXHIBIT “C”
SURRENDER NOTICE

TO: SHOPIFY INC. (the “Corporation”)
The undersigned option holder hereby elects to surrender __________________ Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated ____________, 20___ under the Shopify Inc. Stock Option Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 4.1(c) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.
Please issue a certificate or certificates representing the Shares in the name of _________________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of ____________________, _______.

Signature of Option Holder

Name of Option Holder (Please Print)